UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated summary voting maps (Distance Voting Ballot) Banco Bradesco S.A. Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12 Annual and Special Shareholders´ Meetings of March 10, 2026 Banco Bradesco S.A. discloses, pursuant to Resolution No. 81/22 of the Brazilian Securities and Exchange Commission (CVM), the Consolidated Summary Voting Maps of the remote voting instructions given by its shareholders, with the total number of approvals, rejections and abstentions for each of the matters to be examined, discussed and voted at the Annual and Special Shareholders’ Meetings to be held, cumulatively, tomorrow, March 10, at 4:00 p.m. Cidade de Deus, Osasco, SP, March 9, 2026 Banco Bradesco S.A. André Costa Carvalho Investor Relations Officer Company 00001 – BANCO BRADESCO S.A. Type of Meeting: SPECIAL SHAREHOLDERS’ MEETING Date of Meeting: March 10, 2026 Voting Period: February 6, 2026 Meeting Time: 4:00 p.m. Until: March 6, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 ResolutionTo increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404/76. 4,345,881,893 61,636 15,432 2 ResolutionTo provide for the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, and the authority of the Board of Directors to decide on such profit sharing. 3,959,917,213 386,019,522 22,226 3 ResolutionTo reflect in the head of Article 6, of Bylaws, the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal to increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00. 4,293,674,499 52,265,938 18,524 4 ResolutionTo include, in Bylaws, Paragraph 6 in Article 7 and amend the wording of item “p” of Article 9, resulting from proposal to include a statutory provision to allow the payment of profit sharing to the management and the authority of the Board of Directors to decide on such profit sharing. 3,906,770,219 439,151,072 37,670 RESOLUTION´S CODE (DISTANCE VOTING BALLOT) RESOLUTION DESCRIPTION VOTE OF THE RESOLUTION AND QUANTITY OF SHARES Consolidated Summary Voting Map Company 00001 – BANCO BRADESCO S.A. Type of Meeting: ANNUAL SHAREHOLDERS’ MEETING Date of Meeting: March 10, 2026 Voting Period: February 6, 2026 Meeting Time: 4:00 p.m. Until: March 6, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 ResolutionTo acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2025. 4,245,698,923 29,332 98,250,605 2 ResolutionTo allocate the net income of the 2025 fiscal year, as detailed in the Manual of the Shareholders´ Meeting available at https://www.bradescori.com.br/en/bradesco/corporate-governance/shareholders-meetings/call-notices/ 4,343,403,428 113,245 462,187 3 ResolutionControlling shareholders´ proposal for definition of eleven (11) members to the Board of Directors. 4,342,875,941 609,149 493,770 4 ResolutionDo you want to request the adoption of multiple voting process for the election of the Board of Directors, pursuant the provisions of Article 141 of Law No. 6,404/76? (If the shareholder chooses “no” or “abstain”, his/her shares will not be counted for the multiple voting process) 18,329,359 3,963,037,207 362,612,294 5.1 Individual Election Board of Diretors Election of the Board of Directors per candidate - limit of vacancies to be filled: 11. Appointment of candidates for the Board of Directors (the shareholder may appoint as many candidates as there are vacancies to be filled in the general election. The votes indicated in this field will not be considered if the shareholder holding voting shares also fills in the fields present in the separate election of a board of directors´ member and if the separate election to which these fields refer occurs)Luiz Carlos Trabuco Cappi 4,267,945,570 74,458,132 1,575,158 5.2 Individual Election Board of Diretors Alexandre da Silva Glüher 4,300,912,673 41,745,083 1,321,104 5.3 Individual Election Board of Diretors Denise Aguiar Alvarez 4,314,080,333 28,574,162 1,324,365 5.4 Individual Election Board of Diretors Rogério Pedro Câmara 4,213,534,065 129,119,392 1,325,403 5.5 Individual Election Board of Diretors Mauricio Machado de Minas 4,271,285,500 71,368,057 1,325,303 5.6 Individual Election Board of Diretors Rubens Aguiar Alvarez 4,317,870,514 24,790,082 1,318,264 5.7 Individual Election Board of Diretors Ivan Luiz Gontijo Junior 4,326,051,702 16,607,728 1,319,430 5.8 Individual Election Board of Diretors Paulo Roberto Simões da Cunha (Independent Member) 4,335,270,318 7,405,287 1,303,255 5.9 Individual Election Board of Diretors Denise Pauli Pavarina (Independent Member) 4,334,260,337 8,409,569 1,308,954 5.10 Individual Election Board of Diretors Regina Helena Jorge Nunes (Independent Member) 4,342,625,337 49,140 1,304,383 5.11 Individual Election Board of Diretors Paulo Rogério Caffarelli (Independent Member) 4,342,645,780 34,989 1,298,091 6 QuestionIn case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? (If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain"and the election occurs by the cumulative voting process, the shareholder´s vote shall be counted as an abstention in the respective resolution of the meeting). 3,909,429,377 13,277 434,536,206 7.1 Board of Directors Election - Multiple voting processView all candidates for multiple vote distributionLuiz Carlos Trabuco Cappi 352,480,776 7.2 Board of Directors Election - Multiple voting processAlexandre da Silva Glüher 355,309,034 7.3 Board of Directors Election - Multiple voting processDenise Aguiar Alvarez 355,307,862 7.4 Board of Directors Election - Multiple voting processRogério Pedro Câmara 348,188,023 7.5 Board of Directors Election - Multiple voting processMauricio Machado de Minas 351,189,051 7.6 Board of Directors Election - Multiple voting processRubens Aguiar Alvarez 355,300,573 7.7 Board of Directors Election - Multiple voting processIvan Luiz Gontijo Junior 356,221,947 7.8 Board of Directors Election - Multiple voting processPaulo Roberto Simões da Cunha (Independent Member) 358,002,985 7.9 Board of Directors Election - Multiple voting processDenise Pauli Pavarina (Independent Member) 357,669,700 7.10 Board of Directors Election - Multiple voting processRegina Helena Jorge Nunes (Independent Member) 359,680,782 7.11 Board of Directors Election - Multiple voting processPaulo Rogério Caffarelli (Independent Member) 359,683,286 VOTE OF THE RESOLUTION AND QUANTITY OF SHARES RESOLUTION DESCRIPTION RESOLUTION´S CODE (DISTANCE VOTING BALLOT) Consolidated Summary Voting Map 8 QuestionDo you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors). 8,041,071 113,737,509 4,209,022,534 9 Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors). 68,709,425 105,922,304 1,499,463,286 10 Fiscal Council Election - Company CoalitionElection of the Fiscal Council by a single coalition. Indication of all names that compose the coalition – Controlling ShareholdersJose Maria Soares Nunes / Marcos Aparecido Galende, Joaquim Caxias Romão / Joaquim Kiyoshi Kavakama and Ava Cohn / Vicente Carmo Santo 4,343,348,704 42,357 587,799 11 ResolutionIf one of the candidates that compose the coalition stops being part of it to accommodate the separate election referred to in Articles 161, Paragraph 4, and 240 of Law No. 6,404/76, the corresponding votes to your shares can continue to be given to the chosen coalition? 3,889,127,473 442,004,378 12,522,495 12 ResolutionTo fix the overall management remuneration for the 2026 fiscal year, in the amount of R$873,048,000.00, as well as the funds to cover the Pension Plan, in the amount of R$36,952,000.00. 4,267,046,102 76,398,215 534,543 13 ResolutionTo fix the remuneration of the members of the Fiscal Council for the 2026 fiscal year, of which R$46,150.00 for the effective members and R$6,000.00 for the alternate members. 4,341,606,805 25,335 2,346,720 14 If it is verified that neither the holders of voting right shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II of Paragraph 4 of Article 141 of Law 6,404/76 (items 8 and 9), do you wish to combine your shares to jointly elect a member to the board of directors, observing, in this case, the quorum required by Item II of Paragraph 4? 386,296,418 12,975,805 3,876,736,292 15 If it is verified that neither the holders of voting right shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II of Paragraph 4 of Article 141 of Law 6,404/76 (items 8 and 9), do you wish to combine your shares to jointly elect a member to the board of directors, observing, in this case, the quorum required by Item II of Paragraph 4? 993,691,698 63,506,735 654,846,965

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.